EVEREST RESOURCES CORP.
9567 Nairn Place
Surrey, British Columbia
Canada V3V 6Y4

October 4, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. H. Roger Schwall
                 Assistant Director

RE:	Everest Resources Corp.
Form SB-2 Registration Statement
Registration No. 333-145798

Dear Mr. Schwall:

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Everest Resources Corp. (the “Company”) requests acceleration of the effective date of its Form SB-2 Registration Statement to October 9, 2007, at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the foreclosure in the filing; and

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Everest Resources Corp.
Form SB-2 Registration Statement
SEC File 333-145798
October 4, 2007
Page 2

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

EVEREST RESOURCES CORP.

BY: GARY SIDHU
Gary Sidhu
President, Principal Executive Officer, Secretary,
Treasurer, Principal Financial Officer, Principal
Accounting Officer, and sole member of the Board of
Directors

cc: Conrad C. Lysiak